EXHIBIT 4.5

SERVICES AGREEMENT

THIS AGREEMENT made as of July 14, 2006.

BETWEEN:

HARD CREEK NICKEL CORPORATION,
a company having an office at Suite 1060, 1090 West Georgia Street,
Vancouver, British Columbia V6E 3V7

(the “Company”)

OF THE FIRST PART

AND:

TI SOLUTIONS CORP.,
a company having an office at 305 –1489 Marine Drive,
West Vancouver, British Columbia V7T 1B8

(the “Contractor”)

OF THE SECOND PART

WHEREAS:

A.        The Contractor is engaged in the business of providing information technology and internet based public relations services;

B.        The Company wishes to engage the services of the Contractor, and the Contractor wishes to accept such engagement, subject to the terms and conditions hereof;

THIS AGREEMENT WITNESSES that in consideration of $1.00 paid by the Company to the Individual and the mutual covenants and agreements herein contained and for other good and valuable consideration, the parties hereto agree as follows:

1.	ENGAGEMENT

(a)

The Company hereby engages the Contractor to provide to the Company and the Contractor agrees to provide to the Company, through the Individual (as defined in section (b)), or such other personnel as may be acceptable to the Company from time to time, the services described in Schedule A attached hereto (the “Services”) during the Term or Renewal Term, as hereinafter defined.

(b)

The Contractor agrees to employ Mr. Didier Tenenbaum, or such other person as is acceptable to the Company, to provide the Services. The person employed by the Contractor to provide the Services is referred to herein as the “Individual”.

(c)

The Contractor shall cause the Individual to diligently devote sufficient working time, attention, ability and expertise to successfully provide the Services to the Company in a timely manner. The Contractor shall cause the Individual to at all times well and faithfully serve the Company and use his best efforts to promote the interests of the Company. In providing the Services, the Contractor shall report to the Company’s Chief Executive Officer, its Board of Directors and any other person to whom the Board of Directors of the Company delegates such authority from time to time.

(d)

The Company is aware that the Contractor provides and will continue to provide investor relations and marketing services to other companies and the Company recognizes that these companies will require a certain portion of the time of the Contractor and the Individual. The Company agrees that the Contractor may continue to provide Services to such outside interests; provided, however, that the Contractor agrees that it will not, and will ensure that the Individual will not, engage in or become connected with any other business activity which will interfere or conflict with the provision of the Services in accordance with this Agreement.

2.	TERM and renewal

	(a)	The term of this Agreement shall be three months commencing on July 15, 2006 and terminating on October 15, 2006 (the "Initial Term"), subject to earlier termination as hereinafter provided.

(b)

The Company may renew the Initial Term for additional successive terms of three months each (each a “Renewal Term”) by providing written notice of its intention to renew to the Contractor at least 15 days before the end of the Initial Term or the Renewal Term, as the case may be.

	(c)	This agreement is subject to approval by the TSX Venture Exchange, which the Company will apply for.

3.	REMUNERATION

(a)

In consideration for providing the Services, the Company shall pay to the Contractor a contract fee (the “Fee”) of Cdn. $18,250 + GST during the Term in accordance with the Company’s current payment arrangements for similar contracts. The Company shall pay the Fee as follows:

(i)	$6,250 + GST on execution of this Agreement;

(ii)	$4,000 + GST on August 1, 2006;

(iii)	$4,000 + GST on September 1, 2006.

(iv)	$4,000 + GST on October 1, 2006.

(b)	The Company shall grant to the Contractor options to acquire 100,000 options in the capital stock of the Company (the “Options”) subject to the following terms and conditions:

	(i)	The exercise price for the Options shall be established in accordance with the policies of the TSX Venture Exchange (the “TSXV”);

	(ii)	The Options shall vest as follows:

		A.	25,000 Options on October 16, 2006 if the Initial Term is renewed;

		B.	thereafter, 25,000 Options at the beginning of each Renewal Term, if any.

	(iii)	The granting of the Options is otherwise subject to the approval of the TSXV in accordance with its policies; and

(iv)

The foregoing provisions respecting the Options shall be embodied in a Stock Option Agreement in the Company’s standard form which shall be entered into as soon as practicable after the execution of this Agreement.

4.	NON-DISCLOSURE

(a)

The Contractor recognizes that, in the course of and as a result of this Agreement, it shall or may directly or indirectly obtain Confidential Information (as defined in subsection (c)) and as a result, the Contractor agrees that it shall, and shall cause the Individual to, respect and adhere to the covenants contained in Subsections (b) to (d) hereof.

	(b)	The Contractor covenants that at all times during the Term and following the termination of this Agreement for any reason, it shall, and shall cause the Individual to:

		(i)	hold in confidence and keep confidential all Confidential Information;

		(ii)	not directly or indirectly use any Confidential Information except in the course of performing the obligations of this Agreement with the Company with the knowledge and consent of the Company and in the Company's interests; and

(iii)

not directly or indirectly disclose any Confidential Information to any person or entity, except in the course of performing the obligations of this Agreement with the Company with the knowledge and consent of the Company and in the Company's interests.

(c)

For the purposes of Subsections (a) and (b), "Confidential Information" means information known or used by the Contractor, the Individual or the Company in connection with the business of the Company including, but not limited to, any formula, design, prototype, compilation of information, data, program, code, method, technique or process, information relating to any product, device, equipment or machine, information pertaining to the Company's customers, customer base or markets, information pertaining to the Company's costs, sales, income, profit, profitability, pricing, salaries or wages, marketing information, intellectual property, potential business ventures of all kinds, including acquisitions, sales, business arrangements or other transactions or opportunities for new markets, products or services which have been disclosed to, investigated, studied or considered by the Company or by others on behalf of the Company, but does not include any of the foregoing which is or becomes a matter of public knowledge.

(d)

The Contractor hereby acknowledges that irreparable damage may result to the Company, its business or property in the event of the breach of any of the covenants and assurances herein agreed to by the Contractor and that the present Agreement was made by the Company and continues primarily upon the Contractor's covenants and assurances herein, and the Contractor hereby covenants that in the event of such breach or danger thereof, the Company shall be entitled, in addition to any other remedies and damages available, to an interlocutory or permanent injunction whereby the Contractor shall be ordered to respect the covenants and assurances contained in this Agreement.

(e)

If requested by the Company, the Contractor shall cause the Individual to enter into a personal agreement with the Company embodying the terms and conditions of this Section 4 and Section. Failure of the Individual to do so shall constitute a material breach of this Agreement by the Contractor.

(f)	The provisions of this Section 4 shall survive the expiry or termination of this Agreement.

5.	TERMINATION

(a)

Notwithstanding anything contained herein to the contrary, this Agreement may be terminated at any time without any compensation or payment whatsoever and without any liability of the Company to the Contractor or the Individual:

		(i)	Without the occurrence of a Termination Event, as defined below, upon 30 days written notice from the Company to the Contractor; or

(ii)

If a Termination Event has occurred, as defined in Subsection 5.2, immediately upon the Company giving notice in writing to the Contractor, which notice shall state the nature and substance of the cause.

	(b)	For the purposes of this Agreement, “Termination Event” shall include:

		(i)	the death of the Individual;

(ii)

the incapacity of the Individual by reason of mental or physical illness or disability to such an extent as to render the Contractor, through the Individual, incapable of providing the Services for a continuous period of more than 21 days or for a total of 21 days in any consecutive three month period;

		(iii)	any act or omission by the Contractor or the Individual, which, as a matter of law, would constitute just cause for the termination of the Services of an Individual; or

		(iv)	a breach by the Contractor of any of the covenants, terms or conditions in this Agreement to be performed, observed, or complied with by the Contractor.

(c)

Upon the termination of this Agreement, pursuant to either of subsections 5(a)(i) or (ii), the parties agree that the Company’s liability to the Contractor and the Individual shall be limited to all accrued and unpaid portions of the Fees due up to the date of termination.

(d)

The Contractor shall, forthwith upon the termination of this Agreement, return, and cause the Individual to return, to the Company all records, documents, correspondence, papers, materials and other property belonging or relating to the Company.

6.	INDEMNITY

(a)

The Contractor acknowledges and agrees that it is and shall be liable for the full amount of any payment of funds which may be demanded, in relation to the Individual, pursuant to the Income Tax Act, Employment Insurance Act and the Canada Pension Plan or any provincial legislation as a result of this Agreement, or any payment which may, in future, be found to be payable in respect of the Individual, and the Contractor hereby covenants and agrees to indemnify and save harmless the Company from any actions, causes of action, claims, demands or other proceedings made against the Company by any regulatory authority under such statutes.

(b)	The Company acknowledges and agrees to indemnify the Contractor from and against any and all action, which may result against the Contractor, during the ordinary course of providing the Services.

7.	GENERAL PROVISIONS

	(a)	Any notice in writing required or permitted to be given hereunder shall be given by registered mail, postage prepaid, mailed in British Columbia addressed as follows:

If to the Company:

#1060 – 1090 West Georgia Street
Vancouver, BC V6E 3V7

Attention: Mr. Jarvis, President

If to the Contractor:

#306 – 1489 Marine Drive
West Vancouver, BC V7T 1B8

Attention: Mr. Didier Tenenbaum

or may be delivered by courier or personally. The Company may also effect service of notice upon the Contractor by delivering such notice to the Individual at the offices of the Company if the Contractor, through the Individual, is then continuing to provide the Services from the Company’s office. Any notice delivered by courier or personally shall be effective on the actual date of delivery. Any notice delivered by mail as aforesaid shall be deemed to have been received by the person to whom it is addressed on the fourth business day after and excluding the date of mailing. Either party may change its address for giving of notices hereunder by notice in writing to the other party.

(b)

Subject to section 7.7, the provisions of this Agreement shall be governed by and interpreted in accordance with the laws of British Columbia. The parties irrevocably attorn to the exclusive jurisdiction of the courts of British Columbia with respect to any legal proceedings arising here from.

(c)

This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, representations and agreements whether verbal or written between the parties with respect to the subject matter hereof.

This Agreement may be amended or modified only by written instrument signed by all parties hereto.

(d)	The Contractor acknowledges that it has been advised to obtain independent legal advice with respect to this Agreement and has had ample opportunity to do so.

(e)

If any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

(f)	This Agreement is not assignable by either party.

(g)

Any dispute or controversy occurring between the parties hereto relating to the interpretation or implementation of any of the provisions of this Agreement shall be resolved by arbitration. Such arbitration shall be conducted by a single arbitrator appointed by agreement between the parties, or, in default of agreement, such arbitrator shall be appointed in accordance with the provisions of the Commercial Arbitration Act of British Columbia or any re-enactment or amendment thereof. Any arbitration shall be held in the City of Vancouver. The rules of procedure to be followed shall be the domestic rules of procedure of the British Columbia International Commercial Arbitration Centre then in force. The decision arrived at by the arbitrator shall be final and binding and no appeal shall lie therefrom.

(h)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

HARD CREEK NICKEL CORPORATION

Per:

         ________________________________
         Authorized Signatory

TI SOLUTIONS CORP.

Per:

         ________________________________
         Authorized Signatory

SCHEDULE A

SCHEDULE B
TO THE SERVICES AGREEMENT DATED AS OF JULY___, 2006 BETWEEN HARD
CREEK NICKEL CORPORATION AND TI SOLUTIONS CORP.

DESCRIPTION OF SERVICES

SCOPE OF SERVICES OF CONTRACTOR

1.	Procedures

	(a)	Provide a thorough analysis of keywords pertaining to Hard Creek Nickel’s main website and industry sector. (Estimated time two weeks.)

	(b)	Write and submit three positive articles to the Company. (Estimated time one week.)

	(c)	Establish specification parameters for Internet Hub posting

	(d)	Provide the Company with a web interface for successful posts.

	(e)	Establish specifications for main website traffic analysis. Set up hidden hit counter and Webtrend software analysis.

	(f)	Monitor search engine ranking and provide the Company with weekly report commencing one week after first post.

	(g)	Establish a database of prospective members for mailing list.

	(h)	Establish procedure for subscriber integration into master database from web interface.

	(i)	Establish procedure for sending news release updates via email to subscriber database.

2.	Training and Testing

	(a)	Work with the Company and its staff during installation and implementation to help gain a general understanding of the marketing model.

	(b)	Provide training in data entry and posting, monthly and year-end stats reporting procedures, monthly and year-end stats closing procedures, and periodic database back-up procedures.

	(c)	Provide training in formatting email and sending to database of subscribed members.